United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Restaurant Brands International Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Public Health and Financial Returns:

A Rebuttal to the RBI Board

The Shareholder Commons urges (“TSC”) you to vote “FOR” Item 7 on the proxy (the “Proposal”), a shareholder proposal requesting that Restaurant Brands International Inc. (“RBI” or the “Company”) comply with World Health Organization (“WHO”) guidelines on antimicrobial use in food-producing animals.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows and its shareholders’ interests in optimizing overall market returns.

We support Item 7 because the Company’s current standards for antibiotic use are harmful to the economy and therefore to the returns of RBI’s diversified shareholders.

A.	The Proposal

RBI is one of the world’s largest fast food restaurant operators and a major purchaser of meat; its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company comply with expert guidelines on antimicrobial use in meat supply chains, with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED, shareholders ask that the board of directors institute a policy that the Company (“RBI”) comply with World Health Organization (“WHO”) Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout RBI’s supply chains.

RBI opposes the proposal on false or irrelevant grounds:

1.	RBI says its existing AMR policies are “appropriate.” This is false. Antimicrobial resistance (“AMR”) is increasing at an alarming clip, creating expanding economic damage and consequent threat to the value of diversified portfolios, and the Company’s policies and performance do not sufficiently mitigate the risk to its diversified shareholders.

2.	RBI says its policies are already “aligned” with WHO Guidelines. This is false. The Company’s existing policies cover only a small fraction of its operations and protein sources, and in the main are only suggestions rather than requirements.

3.	RBI says reducing antimicrobial use in cows and pigs presents “challenges.” This is misleading on one hand and irrelevant on the other. The Proposal is not time-bound and leaves substantial latitude to management where implementation is concerned. Most challenges can be met with adequate resource, and RBI is simply declining to mount a response proportionate to the risk its shareholders face. The vast majority of investors are everyday savers such as Texas teachers, Detroit fire fighters, and other working people who count on their savings and pensions for a dignified retirement. For them, the single greatest determinant of portfolio value is broad economic health, and AMR is poised to cost the economy $100 trillion by 2050.

B.	Overuse of Antibiotics in Animal Husbandry Creates AMR, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

AMR occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but misuse of antimicrobials in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts recently warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

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1 https://apps.who.int/iris/bitstream/handle/10665/258970/9789241550130-eng.pdf

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

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Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

This threat to public health is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some worst-case assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope.5 Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.6

These losses will have a significant negative effect on the return of diversified portfolios held by RBI’s investors over the long term.7 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that overall market returns (which depend upon critical systems such as public health) explain 75-94 percent of average portfolio return.8

1.	Investors know AMR is a growing, systemic threat

Leading investors are increasingly recognizing the threat AMR poses. The Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.9 Investor partners include Amundi Asset Management, Northern Trust, Federated Hermes, Aviva, and Sumitomo Mitsui Trust Group. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Not taking action could cost investors dearly, as demonstrated by the current [COVID-19] pandemic. According to the United Nations, the global economy is expected to contract by 4.3% in 2020 due to the impact of COVID-19. AMR is an already-known health risk as well as a material business risk. We believe that the next pandemic could very well be caused by a drug-resistant pathogen. We need to engage on the issue now, not tomorrow.10

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3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 Id.

6 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

7 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

8 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, Routledge, April 30, 2021.

9 https://amrinvestoraction.org/about

10 https://www.lgimblog.com/categories/esg-and-long-term-themes/anti-microbial-resistance-why-should-investors-care/ (emphasis added)

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An investor initiative of 71 institutional investors and representatives collectively worth $15.2 trillion is currently pushing 12 fast food companies—including RBI—to tackle AMR in their protein supply chains. The initiative comes after a recent period of stagnation and backtracking from the targeted companies on previous AMR commitments, which coordinating body FAIRR attributes to an “absence of sustained investor pressure.”11 The current initiative asks the companies to (i) demonstrate sufficient rigor and scope of existing policies, (ii) develop antibiotic policies to cover all key proteins, and (iii) provide evidence of implementation through target setting and auditing. RBI falls dramatically short on all three points, as detailed in Section C.

2.	The WHO Guidelines establish a clear set of parameters that mitigate AMR risk from food production

An expert-led WHO process developed four specific guidelines for food producers:

1.	An overall reduction in use of all classes of medically important antimicrobials in food-producing animals.

2.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for growth promotion.

3.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for prevention of infectious disease that have not yet been clinically diagnosed.

4.	Antimicrobials classified as critically important for human medicine should not be used for disease control within a group of food-producing animals, and antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of any food-producing animals.[12]

These Guidelines represent a scientific consensus on the measures necessary to protect public health from AMR:

These documents recognize the global nature of antibiotic resistance and the rapid spread of resistant organisms and genetic determinants of resistance across continents. They also recognize that all uses of antibiotics – both in humans and animals – contribute to the development of resistance in bacteria.

These guidelines are consistent with the work by a WHO expert group that has issued reports on the importance of evaluating agricultural uses for the purpose of protecting the efficacy of clinically important antibiotics for preventing and treating infectious disease in humans…13

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11 https://www.fairr.org/engagements/restaurant-antibiotics

12 https://iris.who.int/bitstream/handle/10665/259243/WHO-NMH-FOS-FZD-17.5-eng.pdf?sequence=1

13 Id. (citations omitted)

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In contrast to these well-established parameters, RBI’s programs to limit antimicrobial use in its supply chain are, as described below, unsystematic, covering some animal products but not others, and applying inconsistently within the regions where it operates. The Proposal recommends that the Company adopt and adhere to a single, scientifically based standard designed to protect human health rather than Company financial returns. Such reprioritization is necessary to protect the diversified portfolios of RBI’s shareholders.

C.	RBI’s programs to limit antibiotics use are insufficient to mitigate AMR risk and do not account for portfolio impact

RBI’s policies are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from AMR proliferation.

1.	RBI falsely says it is already "aligned" with WHO Guidelines

On its website14 and in its Opposition Statement, RBI vaguely describes its policies on antibiotics use, which cover only a small fraction of its meat inputs, include gaping loopholes, and barring a few specifics are suggestions rather than requirements:

•	To the extent RBI has restrictions on antibiotics use, they are limited to its U.S. Burger King and Popeye’s stores and its Tim Horton’s stores in Canada. In its reporting, RBI reports its U.S. and Canada store numbers as an aggregated number, but even if we count the full U.S. and Canada operations for all three brands, that still leaves more than 65 percent of RBI’s stores[15] untouched by its restrictions.

•	RBI’s antibiotics use restrictions apply only to chicken, leaving its other inputs from food animals—including beef, pork, eggs, and cheese—entirely unaffected.

•	According to RBI’s Opposition Statement, even its antibiotics use restrictions in chicken have a huge loophole, proscribing medically important antibiotics use for disease prevention “unless a qualified person has determined there is an elevated risk of contracting a particular infectious disease.”

•	The rest is mere suggestion: RBI “urges” its suppliers to comply with the WHO Guidelines and “encourages” animal health management practices the prevent disease by means other than antibiotics administration.

While RBI’s reduction in antibiotic use in a small segment of its chicken supply chains is commendable, that progress does little to reduce antibiotic use in meat production overall, as only 2 percent of medically important antibiotics approved for use in food-producing animals in 2022 were for chickens.16 A combined 84 percent went to cattle and swine, where RBI has no restrictions. At a company for which burgers are a flagship product, this is a massive omission. In other words, due to their failure to apply to all geographies and all animal products, RBI’s antimicrobial policies simply fail to adhere to the WHO Guidelines.

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14 https://www.rbi.com/sustainability/responsible-sourcing/animal-welfares/

15 https://www.sec.gov/ix?doc=/Archives/edgar/data/1618756/000161875624000020/qsr-20231231.htm (calculated from chart on p. 4)

16 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2023), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2022-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

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Moreover, a November 2022 investigation by the Bureau of Investigative Journalism and the Guardian17 found that RBI supplier Cargill sources meat from U.S. farms that use “highest priority critically important antibiotics” (HPCIAs), which are so essential to human medicine that the WHO Guidelines suggest their use in livestock farming be stopped entirely. HPCIAs are often the last line or one of limited treatments available for serious bacterial infections in humans. The investigation found cattle suppliers to Cargill were using at least five HPCIAs.

Between 2015 and 2020, U.S. companies—including Tyson Foods, another major RBI supplier—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.18

These reports point to a substantial gap between principles-based public commitments and evidence of the successful implementation of those commitments.

It appears RBI’s decision not to constrain antibiotics use to the levels suggested by the scientific consensus represented by the WHO Guidelines is attributable to a Company approach to AMR that does not account for economy- or portfolio-wide risk mitigation, and instead focuses on risks to its own business.

2.	AMR’s broad economic cost surpasses any risk the issue poses to RBI itself

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounted for some 73 percent of global antimicrobial use by volume in 201719 (the most recent year for which data are available), up from 70 percent in 2015.20

The problem is getting worse. After several years of reductions in sales of antibiotics for use in livestock, a U.S. Food & Drug Administration report on 2022 sales showed they had plateaued in 2021 and increased by 4 percent from 2021 to 2022.21 And between 2015 and 2020, U.S. companies sold tens of thousands of meat products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.22

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17 Ben Stockton and Andrew Wasley, “McDonald’s and Walmart Beef Suppliers Criticised for ‘Reckless’ Antibiotics Use,” The Guardian, November 21, 2022, sec. Environment, https://www.theguardian.com/global/2022/nov/21/mcdonalds-and-walmart-beef-suppliers-put-public-health-at-risk-with-reckless-antibiotics-use.

18 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

19 Ranya Mulchandani et al., “Global Trends in Antimicrobial Use in Food-Producing Animals: 2020 to 2030,” PLOS Global Public Health 3, no. 2 (February 1, 2023): e0001305, https://doi.org/10.1371/journal.pgph.0001305.

20 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

21 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2023), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2022-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

22 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism (March 16, 2022), available at https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

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Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP.23 Notably, this is likely a significant underestimate, as it relied on studies at the time that estimated there had been roughly 700,000 annual deaths from AMR since 2014 and predicted those deaths would rise to 10 million by 2050 if no action were taken. A recent study published in 2022 in The Lancet revised AMR-associated deaths significantly upward, determining that 1.27 million deaths in 2019 were caused by bacterial AMR.24 It stands to reason, then, that the economic impact by 2050 will be considerably worse than the World Bank projections cited above.

D.	AMR threatens the returns of RBI’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.25 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.26 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”27 Similar principles govern other investment fiduciaries.28

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”29 As shown in the next section, the social and environmental impacts of individual companies such as RBI can significantly affect beta.

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23 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

24 Christopher JL Murray et al., “Global burden of bacterial antimicrobial resistance in 2019: a systematic analysis,” The Lancet (January 19, 2022), available at https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)02724-0/fulltext#%20. (“We estimated that, in 2019, 1.27 million deaths (95% uncertainty interval [UI] 0.911–1.71) were directly attributable to resistance (ie, based on the counterfactual scenario that drug-resistant infections were instead drug susceptible) in the 88 pathogen–drug combinations evaluated in this study. On the basis of a counterfactual scenario of no infection, we estimated that 4.95 million deaths (3.62–6.57) were associated with bacterial AMR globally in 2019 (including those directly attributable to AMR).”)

25 See generally, Burton G. Malkiel, A Random Walk Down Wall Street, W. W. Norton & Company (2016).

26 Ibid.

27 29 USC Section 404(a)(1)(C).

28 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

29 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

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3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.30 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.31

But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.32

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Figure 1 below illustrates how the chain of value destruction runs from RBI’s contribution to AMR to its diversified shareholders’ financial returns, even if those decisions might benefit RBI financially.

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30 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

31 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

32 See supra n.30.

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Figure 1

RBI’s disclosures demonstrate that its antibiotics stewardship strategy simply fails to address the public health and economic costs of AMR. Instead, it appears the Company’s operational focus means that RBI’s decision to allow antibiotic overuse in its supply chains does not account for the broader impact of that decision on the economy and RBI’s diversified shareholders.

This failure must be addressed, because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.33

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33 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to RBI that shareholders want the Company not to put public health (and thus their diversified portfolios) at risk in order to improve RBI’s financial performance.

Additionally:

•	RBI’s business contributes to AMR, and thus to declining public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	RBI’s disclosures show that it is not taking the actions that are required of corporations seeking to be part of the solution to AMR.

•	RBI’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as RBI’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 7.

By voting “FOR” Item 7, shareholders can urge RBI to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of RBI’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Item 7 on the proxy, the Shareholder Proposal requesting compliance with WHO Guidelines on antimicrobials use at the Restaurant Brands International Inc. Annual Meeting on June 6, 2024.

For questions regarding the Restaurant Brands International Inc. Proposal submitted by Trinity College, Cambridge, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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